UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 503. In the City of Buenos Aires, on the 6th day of the month of November of 2025, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (the “Company”), Messrs. Daniel Marx, Esteban Macek, Edgardo Volosin, Ricardo Nicolás Mallo Huergo, Eduardo Marcelo Vila, Federico Zin, Maximiliano Zuddio, Fernando Marcelo Lang, Juan Esteban Maldonado Yonna, María Belén Arrúa, Noelia Carmona and Pilar Marco, Alternate Director, meet remotely. The meeting is also attended by Supervisory Committee Members Messrs. Javier Errecondo and Vivian Stenghele, on behalf of such Committee, by Dra. María José Van Morlegan, Legal and Regulatory Affairs Director, and by Mr. Germán Ranftl, Finance and Control Director. It is hereby stated that as provided for in section 25 of the Company’s Bylaws that allows for the holding of remote Board meetings, the meeting is conducted through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. At 11 a.m., the legally and statutorily required quorum being present, the meeting is called to order and the FIRST ITEM of the Agenda is brought for consideration: […]. Immediately afterwards, the SECOND ITEM of the Agenda is put under consideration: 2°) CONSIDERATION OF THE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025. The Board of Directors unanimously RESOLVES TO: (i) approve the Financial Statements and other documentation relating to the nine-month period ended September 30, 2025; (ii) acknowledge the reports accompanying the approved condensed interim Financial Statements; and (iii) authorize the Company’s Chairman to sign the Financial Statements for the period ended September 30, 2025. It is hereby stated that the Directors Maximiliano Zuddio, Fernando Marcelo Lang, Juan Esteban Maldonado Yonna, María Belén Arrúa and Noelia Carmona express that, should there exist any statement about the measures taken by the Federal Government and its public policies in the approved documentation, they reserve their opinion. […] Mr. Javier Errecondo, member of the Supervisory Committee, states that the meeting has been conducted with sufficient quorum and in accordance with applicable legal regulations and the Company’s Bylaws. The meeting is adjourned at 11:34 a.m.

Signed below: Daniel Marx, Esteban Macek, Edgardo Volosin, Eduardo Marcelo Vila, Ricardo Nicolás Mallo Huergo, Federico Zin, Pilar Marco, Maximiliano Zuddio, Noelia Carmona, Fernando Marcelo Lang, Juan Maldonado Yonna, María Belén Arrúa, Javier Errecondo and Vivian Stenghele.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 7, 2025